August 24, 2015

VIA EDGAR

Mr. Carlos Pacho
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:    CenturyLink, Inc.
Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 24, 2015
File No. 1-07784

Dear Mr. Pacho:

On behalf of CenturyLink, Inc., I am responding to the comments contained in your letter, dated August 11, 2015, relating to our Annual Report on Form 10-K for the year ended December 31, 2014. Your comments are set forth in bolded, italicized text below, and our responses are set forth in plain text beneath each comment.

Form 10-K for the Year Ended December 31, 2014

Item 7 Management’s discussion and analysis of financial condition and results of operations, page 40

1.
We note your investor presentation for the first quarter of your fiscal year 2015 which provided a more detailed breakdown of the revenue composition of your business segment. In order to provide an appropriate context for analysis and a fuller understanding of both of your segments, please disclose this revenue mix breakdown for your business segment along with an analogous disclosure for your consumer segment. Please refer to Item 303(a)(3) of Regulation S-K and Securities Act Release No. 33-8350. For example, please see Section III.B.1. of SEC Release 33-8350.

Response:

As reflected by our recent investor presentation and earnings release materials, management reviews a more detailed product category breakdown of our business segment revenues in connection with assessing this segment’s overall performance, and agrees that this information is useful to investors. Accordingly, we will provide this more detailed product category breakdown of our business segment revenues in the business segment analysis included in the management discussion and analysis sections of our future periodic filings with the Securities and Exchange Commission (“SEC”).

We, however, do not believe that a similar product category breakdown of our consumer segment revenues will provide meaningful information to investors. Strategic and legacy revenue represent a categorization of revenue by product that management currently uses to evaluate company-wide and segment revenues and trends. Our consumer segment offers fewer significant products in both the strategic and legacy categories than our business segment. Currently, over 85% of our consumer segment strategic revenues are attributable to our broadband product offerings and over 85% of our consumer segment legacy revenues are attributable to our voice service product offerings. Therefore, management does not believe that an analogous revenue breakdown for this segment would be meaningful to investors. Instead, management and our SEC reports currently focus principally on the performance of our broadband and voice service product offerings given their respective dominant impacts on our consumer segment performance. We list the additional products in our product descriptions because they represent components of our bundling strategy as described in Item 1 on page 5 of our 10-K report. We believe the current consumer segment revenue presentation of strategic and legacy revenues provides investors with the information necessary to evaluate the segment’s operating performance.

2.
We note the focus of your marketing and sales efforts on your “strategic” services, which you believe will be important to your future business performance; these services however “generate lower profit margins than [y]our traditional services.” We further note your disclosure that various competitive and technological factors “continue to place downward pressure on our revenues generated from legacy services and our consolidated cash flows.” It appears that the relationship between costs and revenues within your strategic and legacy products and services is materially different and has changed from period to period. In an effort to assess management’s view of the relative profitability of the various lines of business within each of the strategic and legacy subdivisions, please expand your disclosure to discuss in more detail the difference between the operating margins of the strategic and legacy subdivisions. Additionally, please consider quantifying and disclosing these operating margins. We note your discussions in quarterly earnings calls and industry presentations further describing the pressures placed upon your strategic and legacy products and services: for example, increased expenses related to content costs for your Prism TV service and continued price increases for your access lines. Please refer to Item 303(a)(3) of Regulation S-K and Securities Act Release No. 33-8350. For example, please see Section III.B.1. of SEC Release 33-8350.

Response:

As mentioned in the response to comment 1 above, strategic and legacy revenue represent a categorization of revenue by product that management uses to evaluate company-wide and segment revenues and trends. These revenue categories do not represent separate lines of business within our Company or segments for a variety of reasons. One of the primary reasons is that a large majority of these services are provided over our single telecommunications network. The determination of our segment operating results, including the segment operating margins described in our periodic SEC reports, requires us to both assign direct expenses and make significant cost allocations for our common network and selling, general and administrative expenses. The explanations included in the management discussion and analysis section for both our consolidated and segment financial results reflect how we currently review and evaluate the results of our business.

Our qualitative disclosure that our strategic services generate lower profit margins than our legacy services is based upon both incremental costs associated with some of the strategic services such as Prism™ TV programming and advertising expenses, as well as our belief that some of these strategic services require higher utilization of our common resources such as network technicians and customer support representatives. The use of the referenced language in our 10-K report is therefore both an explanation based upon our revenue and expense variances as well as a forewarning of the expectation for our segment income margins to be lower in the near term than those attained by us in the past.

For these reasons, we believe our current disclosures permit investors to view our performance with the same primary tools used by management. As such, we believe our current disclosures are consistent with the authority cited in the Staff’s comment above.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in the 10-K report noted above; that your comments or changes we make to disclosures in response to your comments do not foreclose the Securities and Exchange Commission from taking any action with respect to our filings; and that we may not assert your comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please do not hesitate to call me at (318) 388-9003.

Sincerely,

/s/ David D. Cole
David D. Cole
Executive Vice President, Operations Support and Controller

Cc: W. Bruce Hanks, Chair - CenturyLink, Inc. Audit Committee